UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 52-84-04-08 acastro@asur.com.mx	In the US Breakstone Group Susan Borinelli / Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

FINAL

ASUR 1Q06 PASSENGER TRAFFIC DOWN 17.10% YOY

1Q06 Highlights1:

EBITDA declined by 24.42% to Ps.302.4 million.

Total passenger traffic down by 17.10%, as a result of the continuing effects of Hurricane Wilma.

Total revenues fell by 17.44%, mainly due to the declines of 19.85% decline in aeronautical revenues and 10.74% in non-aeronautical revenues.

Commercial revenues per passenger increased by 7.45%, to Ps. 34.75 per passenger.

Operating profit declined by 36.43%.

EBITDA margin was 59.99% compared with 65.54% in 1Q05.

México D.F., April 26, 2006 Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three-month period ended March 31, 2006.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of March 31, 2006, and represent comparisons between the three-month period ended March 31, 2006, and the equivalent three-month period ended March 31, 2005. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.8935.

ASUR 1Q06, Page 1 of 13

Passenger Traffic

For the first quarter of 2006, total passenger traffic decreased year-over-year by 17.10%; domestic passenger traffic increased by 4.01%; and international passenger traffic fell by 26.37%. ASUR’s management believes that the 22.37% and 60.65% declines in total passenger traffic to Cancun and Cozumel, respectively, during the quarter were largely the result of the decline in hotel infrastructure as a result of the impact of Hurricane Wilma, which struck the Yucatan Peninsula on October 20, 2005.

The tourism authorities in the region estimate that of the 27,484 hotel rooms available in Cancun prior to the hurricane, 17,476 rooms, or 63.6% were in operation at of March 31, 2006.

The Quintana Roo tourism authorities estimate that 3,428 hotel rooms were in operation in Cozumel as of March 31, 2006, representing 91.9% of the approximately 3,730 rooms available prior to hurricanes Wilma and Emily.

The 4.01% growth in domestic passenger traffic mainly reflects increases at Veracruz and Minatitlan airports due to the opening of new airline services to these destinations. In the case of Huatulco, some of the increase in passenger numbers was at the expense of traffic at Cancun, as travelers changed their destinations following Hurricane Wilma.

The 26.37% decline in international passenger traffic resulted mainly from 25.68% and 62.72% declines in traffic at the Cancun and Cozumel airports, respectively.

Table I: Domestic Passengers (in thousands)
Airport	1Q04	1Q05	% Change
Cancun	462.2	441.3	(4.52)
Cozumel	26.0	13.8	(46.92)
Huatulco	56.8	74.8	31.69
Merida	196.7	212.0	7.78
Minatitlan	29.2	42.7	46.23
Oaxaca	128.7	132.0	2.56
Tapachula	47.8	44.3	(7.32)
Veracruz	118.4	143.1	20.86
Villahermosa	155.1	165.8	6.90
TOTAL	1,220.8	1,269.8	4.01
Note:		Passenger figures exclude transit and general aviation passengers.

ASUR 1Q06, Page 2 of 13

Table II:          International Passengers (in thousands)

Airport	1Q04	1Q05	% Change
Cancun	2,494.4	1,853.9	(25.68)
Cozumel	173.0	64.5	(62.72)
Huatulco	33.7	39.5	17.21
Merida	34.8	37.7	8.33
Minatitlan	0.7	1.0	42.86
Oaxaca	17.7	22.7	28.25
Tapachula	1.3	1.3	0
Veracruz	14.0	15.8	12.86
Villahermosa	10.1	10.3	1.98
TOTAL	2,779.7	2,046.7	(26.37)
Note:	Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)
Airport	1Q04	1Q05	% Change
Cancun	2,956.6	2,295.2	(22.37)
Cozumel	199.0	78.3	(60.65)
Huatulco	90.5	114.3	26.30
Merida	231.5	249.7	7.86
Minatitlan	29.8	43.7	46.64
Oaxaca	146.4	154.7	5.67
Tapachula	49.1	45.6	(7.13)
Veracruz	132.4	158.9	20.02
Villahermosa	165.2	176.1	6.60
TOTAL	4,000.5	3,316.5	(17.10)
Note:		Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q06

Total revenues for 1Q06 declined year-over-year by 17.44% to Ps. 504.1 million. This was mainly due to:

•	A decline of 19.85% in revenues from aeronautical services, principally as a result of the above-mentioned decrease in passenger traffic; and

•	A decline of 10.74% in revenues from non-aeronautical services, principally as result of the 10.94% decrease in commercial revenues, which were also negatively impacted by Hurricane Wilma.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

ASUR 1Q06, Page 3 of 13

Commercial revenues declined year-over-year by 10.94%, mainly due to the decline in passenger traffic and the lack of revenue from leased spaces in Terminal I of Cancun Airport, which is not in operation, as a result of the impact of Hurricane Wilma in October 2005:

•	A 2.04% decline in food and beverage revenues;

•	A 28.53% decline in retail revenues;

•	A 4.08% decline in revenues from car rental companies;

•	An 18.84% decline in revenues from banking and currency exchange services;

•	A 17.55% decline in ground transportation revenues; and

•	A 12.19% decline in advertising revenues.

This was partially offset by:

•	A 9.59% increase in parking lots revenues, due to a tariff adjustment and higher demand mainly at the Villahermosa and Veracruz airports.

Total operating costs and expenses for 1Q06 were substantially the same in absolute terms versus a year earlier (up 0.06%), while increasing as a percentage of revenue, primarily as a result of:

•	A 5.12% increase in costs of services, mainly as a result of the initiation of the Hold Baggage Screening security process.

•	An 8.31% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets.

This was offset by:

•	A 17.42% decline in concession fees mainly due to lower revenues;

•	A 24.67% decline in the cost of technical assistance, principally due to the decrease in EBITDA for the quarter (a basis for the calculation of the fee); and

•	A 17.35% decline in administrative expenses reflecting lower professional fees.

ASUR 1Q06, Page 4 of 13

Operating margin for 1Q06 was 36.93%, compared to 47.96% in the first quarter of last year. This was mainly the result of the 17.44% decline in total revenues during the period.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets (including, in ASUR’s case, its concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.35.6 million for 1Q06. Of these payments, Ps.12.4 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.23.2 million as a credit against future income tax payments.

Net income for 1Q06 was Ps.129.6 million, a year-over-year decline of 41.97%. Earnings per common share for the quarter were Ps.0.4319, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.3965. This compares with Ps.0.7443, or EPADS of US$0.6833, for the same period last year.

Table IV: Summary of Consolidated Results for 1Q06
	1Q05	1Q06	% Change
Total Revenues	610,516	504,062	(17.44)
Aeronautical Services	448,708	359,630	(19.85)
Non-Aeronautical Services	161,808	144,432	(10.74)
Commercial Revenues	132,290	117,820	(10.94)
Operating Profit	292,780	186,130	(36.43)
Operating Margin %	47.96%	36.93%	(23.00)
EBITDA	400,123	302,398	(24.42)
EBITDA Margin %	65.54%	59.99%	(8.46)
Net Income	223,298	129,577	(41.97)
Net Income per Share	0.7443	0.4319	(41.97)
Net Income per ADS	0.6833	0.3965	(41.97)
Note:		Figures are shown in thousands of constant Mexican pesos as of March 31, 2006. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.8935.

ASUR 1Q06, Page 5 of 13

Table V:          Commercial Revenues per Passenger for 1Q06

	1Q05	1Q06	% Change
Total Passengers (‘000)	4,091	3,391	(17.12)
Total Commercial Revenues	132,290	117,820	(10.94)
Commercial revenues from direct operations(1)	19,796	26,254	32.62
Commercial revenues excluding direct operations	112,494	91,566	(18.60)

Total Commercial Revenue per Passenger	32.34	34.75	7.45
Commercial revenue from direct operations per passenger(1)	4.84	7.74	59.92
Commercial revenue per passenger (excluding direct operations)	27.50	27.00	(1.82)

Note:     For purposes of this table, about 90,800 and 74,500 transit and general aviation passengers are included for 1Q05 and 1Q06, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of March 31, 2006.

(1)	Revenue from direct commercial operations includes a restaurant, a snack bar and three convenience stores.

Table VI:	Operating Costs and Expenses for 1Q06
	1Q05	1Q06	% Change
Costs of Services	130,576	137,267	5.12
Administrative	28,143	23,260	(17.35)
Technical Assistance	21,158	15,937	(24.67)
Concession Fees	30,516	25,200	(17.42)
Depreciation and Amortization	107,343	116,268	8.31
TOTAL	317,736	317,932	0.06

Note:	Figures are shown in thousands of constant Mexican pesos as of March 31, 2006.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q06 were Ps.384.5 million, resulting in an annual average tariff per work load unit of Ps.100.00. ASUR’s regulated revenues accounted for approximately 76.28% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 1Q06, Page 6 of 13

Balance Sheet

On March 31, 2006, Airport Facility Usage Rights and Airport Concessions represented 80.86% of the Company’s total assets, with current assets representing 12.72% and other assets representing 6.42%.

On March 31, 2006 cash and marketable securities were Ps.1,431.85 million. On the same date, shareholder’s equity was Ps.13,268.20 million and total liabilities were Ps.936.71 million, representing 93.40% and 6.60% of total assets, respectively. Total deferred liabilities represented 78.78% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.151.28 million as part of the Company’s ongoing plan to modernize its airports.

Corporate Events

By resolution of the Board of Directors adopted at the meeting held on March 17, 2006 and pursuant to the provisions of Articles Thirty-six and Thirty-seven and other provisions of the by-laws of Grupo Aeroportuario del Sureste, S.A. de C.V. (the Company) and Articles 181, 182, and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company’s shareholders are hereby called to attend the General Extraordinary and Annual Ordinary Shareholders’ Meeting (the Meeting), which will take place at 10:00 a.m. on April 27, 2006, at the Company’s offices in Bosque de Alisos, No. 47-A 3rd Floor, Colonia Bosques de las Lomas, 05120 Mexico City, Mexico to discuss the following:

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

I.

Discussion and, if applicable, amendment and restatement of the Company’s bylaws in order to organize the Company as a Sociedad Anónima Bursátil under the new Mexican Securities Market Law as described in the summary of changes to the bylaws provided to shareholders.

II.	Appointment of delegates to formalize the resolutions adopted by the General Extraordinary Shareholders Meeting. Resolutions thereof.

GENERAL ANNUAL ORDINARY SHAREHOLDERS MEETING

I.	Presentation and approval of the report of the Board of Directors in terms of Article 172 of the General Law of Commercial Companies in

ASUR 1Q06, Page 7 of 13

connection with the operations and results for the fiscal year ended December 31, 2005; presentation and approval of the annual report of the Audit Committee regarding its activities as provided by Article 14 Bis 3 of the Securities Market Law (“Ley del Mercado de Valores”); presentation and approval of the report of the Statutory Auditor; presentation and approval of the individual and consolidated financial statements of the company for the fiscal year ended December 31, 2005; presentation of the report of the Nominations and Compensations Committee. Resolutions thereof.

II.

Proposal regarding the application of the Company’s results for the year ended December 31, 2005; proposal to increase the legal reserve of the Company by $28,159,429.50 Mexican pesos; proposal to increase the reserve account for the repurchase of the Company’s shares by $247,705,216.84 Mexican pesos. Resolutions thereof.

III.	Proposal of the Board of Directors to pay a net ordinary cash dividend of Mx$0.682 of a Mexican peso per share, to each one of the Series “B” and “BB” outstanding shares. Resolutions thereof.

IV.	Appointment and/or ratification of the members of the Board of Directors and Statutory Auditors and their alternates. Resolutions thereof.

V.	Appointment and/or ratification of the members of the Company’s Committees. Resolutions thereof.

VI.	Appointment of members of the Audit Committee in compliance with the requirements of the new Mexican Securities Market Law; appointment of the Chair of the Audit Committee. Resolutions thereof.

VII.

Resolutions regarding the remuneration to be paid to members and, if applicable, their alternates, of the Board of Directors, Statutory Auditors and members Committees of the Company; Resolutions thereof.

VIII.	Cancellation of Series “B” Class II shares of treasury stock. Resolutions thereof.

IX.	Appointment of Delegates in order to formalize the resolutions adopted in this General Annual Ordinary Shareholders’ Meeting. Resolutions thereof.

1Q06 Earnings Conference Call

Day:	Thursday, April 27, 2006

Time:	10:00 AM US EDT; 9:00 AM Mexico City time

ASUR 1Q06, Page 8 of 13

Dial-in number:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)

Access Code:	8261268

Replay:

Starting Thursday, April 27, 2006 at 11:00 AM US EDT, ending at midnight US EDT on Thursday, May 4, 2006. Dial-in number: (800) 642-1687 (US & Canada); (706) 645-9291 (International & Mexico). Access Code: 8261268.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q06, Page 9 of 13

Operating Results per Airport

	1Q05	1Q06	% Change
Cancun
Aeronautical Revenues	342,117	258,441	(24.46)
Non-aeronautical Revenues	132,311	114,739	(13.28)
Operating Profit	269,860	173,055	(35.87)
EBITDA	338,459	247,624	(26.84)
Cozumel
Aeronautical Revenues	23,722	9,001	(62.06)
Non-aeronautical Revenues	6,037	2,820	(53.29)
Operating Profit	12,808	(3,723)	(129.07)
EBITDA	18,228	1,978	(89.15)
Merida
Aeronautical Revenues	22,133	23,506	6.20
Non-aeronautical Revenues	7,900	9,711	22.92
Operating Profit	4,170	5,968	43.12
EBITDA	12,127	14,851	22.46
Villahermosa
Aeronautical Revenues	15,079	17,058	13.12
Non-aeronautical Revenues	4,662	5,188	11.28
Operating Profit	5,205	5,693	9.38
EBITDA	10,829	12,165	12.34
Others
Aeronautical Revenues	45,658	51,625	13.07
Non-aeronautical Revenues	10,900	11,975	9.86
Operating Profit	737	5,137	597.01
EBITDA	20,480	25,780	25.87
TOTAL
Aeronautical Revenues	448,708	359,630	(19.85)
Non-aeronautical Revenues	161,808	144,432	(10.74)
Operating Profit	292,780	186,130	(36.43)
EBITDA	400,123	302,398	(24.42)
Note:	All figures are in thousands of constant Mexican pesos as of March 31, 2006.

ASUR 1Q06, Page 10 of 13

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Balance Sheet as of March 31 st, 2006 and 2005 Thousands of Mexican pesos in purchasing power as of March 31 st, 2006<

I t e m	March 2005	March 2006	Variation	%

A s s e t s
Current Assets
Cash and cash equivalents	1,402,535	1,431,853	29,318	2.09
Trade receivables, net	278,286	257,835	(20,451)	(7.35)
Recoverable taxes and other current assets	37,907	116,677	78,770	207.80

Total Current Assets	1,718,728	1,806,364	87,636	5.10

Fixed Assets
Machinery, furniture and equipment, net	93,313	238,693	145,380	155.80
Rights to use airport facilities, net	2,222,382	2,100,417	(121,965)	(5.49)
Improvements to use airport facilities, net	1,211,749	1,503,043	291,294	24.04
Constructions in process	374,365	393,602	19,237	5.14
Others	9,204	176,373	167,169	1,816.26

Total Fixed Assets	3,911,013	4,412,127	501,114	12.81

Defferred Assets
Airports concessions, net	8,122,996	7,881,835	(241,161)	(2.97)
Defferred income taxes	-	-	-	-
Other	119,664	104,589	(15,075)	(12.60)

Total Defferred Assets	8,242,660	7,986,424	(256,236)	(3.11)

Total Assets	13,872,401	14,204,916	332,515	2.40

Liabilities and Stockholder's Equity
Current Liabilities
Trade accounts payable	5,671	7,595	1,924	33.92
Notes payable	-	-	-	-
Accrued expenses and others payables	175,700	191,196	15,496	8.82

Total Current Liabilities	181,371	198,790	17,419	9.60

Long term liabilities
Other	20,789	13,418	(7,371)	(35.46)
Defferred income taxes	560,028	680,163	120,135	21.45
Defferred employees profit sharing	38,776	37,496	(1,280)	(3.30)
Labor Obligations	638	6,848	6,210	973.35

Total long term liabilities	620,231	737,924	117,693	18.98

Total Liabilities	801,602	936,715	135,113	16.86

Stockholder's Equity
Capital stock	11,957,740	11,957,740	-	(0.00)
Legal Reserve	71,792	103,425	31,633	44.06
Share repurchase reserve	166,681	509,388	342,707	205.61
Net Income for the period	223,298	129,577	(93,721)	(41.97)
Retained earnings	651,288	568,070.8100	(83,217)	(12.78)

Total stockholderps Equity	13,070,799	13,268,201	197,402	1.51

Total Liabilities ans Stockholder's Equity	13,872,401	14,204,916	332,515	2.40

ASUR 1Q06, Page 11 of 13

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Statement of Income from January 1st to March 31st, 2006 and 2005 Thousands of Mexican pesos in purchasing power as of March 31 st, 2006

I t e m	Accumulative 2005	Accumulative 2006	Variation %	Quarter 2005	Quarter 2006	Variation %

Revenues
Aeronautical Services	448,708	359,630	(19.85)	448,708	359,630	(19.85)

Non-Aeronautical Services	161,808	144,432	(10.74)	161,808	144,432	(10.74)

Total Revenues	610,516	504,063	(17.44)	610,516	504,063	(17.44)

Operating Expenses

Cost of services	130,576	137,267	5.12	130,576	137,267	5.12
General and administrative expenses	28,143	23,260	(17.35)	28,143	23,260	(17.35)
Technical Assistance	21,158	15,937	(24.68)	21,158	15,937	(24.68)
Concession fee	30,516	25,200	(17.42)	30,516	25,200	(17.42)
Depreciation and Amortization	107,343	116,268	8.31	107,343	116,268	8.31

Total Operating Expenses	317,736	317,932	0.06	317,736	317,932	0.06

Operating Income	292,780	186,130	(36.43)	292,780	186,130	(36.43)

Comprehensive Financing cost	2,553	8,761	243.13	2,553	8,761	243.13

Extraordinary and Special Items
Rescue Clause	-	1,225	-	-	1,225	-
Special items ( NMO Restructuring )	16	5	(75.00)	16	5	(75.00)

Income Before Income Taxes	295,317	193,661	(34.42)	295,317	193,661	(34.42)

Provision for Income Taxes	5,831	12,384	112.38	5,831	12,384	112.38
Defferred income taxes	66,188	51,700	(21.89)	66,188	51,700	(21.89)
Defferred employees profit sharing	-	-	-	-	-	-

Net Income for the Year	223,298	129,577	(41.97)	223,298	129,577	(41.97)

Earning per share	0.7443	0.4319	(41.97)	0.7443	0.4319	(41.97)
Earning per ads usd	0.6833	0.3965	(41.98)	0.6833	0.3965	(41.97)
Exchange rate per dollar 10.8935

ASUR 1Q06, Page 12 of 13

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Changes in Financial Position from January 1st to March 31st, 2006 and 2005
Thousands of Mexican pesos in purchasing power as of March 31 st, 2006

I t e m	Accumulative 2005	Accumulative 2006	Variation %	Quarter 2005	Quarter 2006	Variation %

Net Income for the Year	223,298	129,577	(41.97)	223,298	129,577	(41.97)

Depreciation and Amortization	107,343	116,268	8.31	107,343	116,268	8.31

Resources provided by operations	330,641	245,845	(25.65)	330,641	245,845	(25.65)

Changes in operating assets and liabilities:

Decrease (increase) in:
Trade receivables	(57,014)	(93,609)	64.19	(57,014)	(93,609)	64.19
Recoverable taxes and other current assets	(5,461)	14,210	(360.21)	(5,461)	14,210	(360.21)
Other defferred assets	(1,299)	(19,152)	1,374.38	(1,299)	(19,152)	1,374.38

Increase (decrease) in:
Trade accounts payable	(5,794)	(14,540)	150.95	(5,794)	(14,540)	150.95
Accrued expenses and others payables	2,371	(130,767)	(5,615.27)	2,371	(130,767)	(5,615.27)
Long term liabilities	46,006	34,275	(25.50)	46,006	34,275	(25.50)

Resources provided by (used for) working capital	(21,191)	(209,583)	889.02	(21,191)	(209,583)	889.02

Resources provided by (used for) operating activities	309,450	36,261	(88.28)	309,450	36,261	(88.28)

Resources provided by (used for) financing activities:	-	-	-	-	-	-

Notes payable	-		-	-		-
Others	-		-	-		-

Resources provided by (used for) investing activities:	(101,420)	(151,285)	49.17	(101,420)	(151,285)	49.17

Investments in machinery, furniture and equipment, net	(9,492)	(8,096)	(14.71)	(9,492)	(8,096)	(14.71)
Investments in rights to use airport facilities	-		-	-		-
Investments in constructions in process	(104,746)	(173,485)	65.62	(104,746)	(173,485)	65.62
Investments in others	12,818	30,296	136.36	12,818	30,296	136.36

Increase (Decrease) in cash and cash equivalents	208,030	(115,023)	(155.29)	208,030	(115,023)	(155.29)

Cash and cash equivalents at beginning of the financial period	1,194,505	1,546,876	29.50	1,194,505	1,546,876	29.50

Cash and cash equivalents at the end of the financial period	1,402,535	1,431,853	2.09	1,402,535	1,431,853	2.09

ASUR 1Q06, Page 13 of 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 26, 2006